July 24, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Erin Jaskot and Mr. Jeffrey Gabor

Re: American Brivision (Holding) Corporation

Amendment No.2 to Registration Statement on Form S-1

Submitted on June 28, 2019

File No. 333-228387

Dear Ms. Erin Jaskot and Mr. Jeffrey Gabor:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 15, 2019 (the “Comment Letter”) relating to Amendment No.2 to the registration statement on Form S-1 (the “Amendment No. 2”), which was submitted to the Commission by American BriVision (Holding) Corporation (the “Company”) on June 28, 2019.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1/Amendment No. 3 (“Amendment No. 3”) which is submitted to the Commission simultaneously together with this letter.

Cover Page

Comment

1. We note that you have granted the underwriter an over-subscription option. The use of an over-subscription option, however, is not appropriate in an offering being conducted on a best efforts, minimum-maximum basis. Please revise accordingly.

Response:

The Company has deleted the references to the over-subscription option and increased maximum amount in the registration statement. Please see Amendment No. 3.

Recent Developments, page 2

Comment:

2. We note your disclosure here and on page 77 that the PDC-1421 treatments were found to be safe. Determinations of safety are solely within the authority of the FDA. Please remove these statement from your disclosure.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response:

The Company has removed the statements regarding the safety of PDC-1421 treatments on pages 3 and 77 in Amendment No. 3. Please see Amendment No. 3.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., David Manno, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jay Kaplowitz
Name:	Jay Kaplowitz
On behalf of American BriVision (Holding) Corporation

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW